EXHIBIT 4.5

Execution Copy

SUPPORT AGREEMENT

THIS AGREEMENT made this 29th day of April, 2003.

B E T W E E N:

2023103 ONTARIO INC., a corporation incorporated under the laws of Ontario,

(“Bidder”)

- and -

TOMKINS PLC, a corporation incorporated under the laws of England and Wales

(the “Parent”)

- and -

STACKPOLE LIMITED, a corporation incorporated under the laws of Ontario,

(the “Corporation”)

WHEREAS:

(A)	the authorized capital of the Corporation consists of an unlimited number of Common Shares, first preference shares and second preference shares, of which, as at April 25, 2003, 9,395,192 Common Shares were issued and outstanding as fully paid and non-assessable;

(B)	there are no options, warrants or other securities outstanding that could require the issue or sale of any securities of the Corporation, other than Options to acquire 975,901 Common Shares, all of which are exercisable by the holders in accordance with their terms;

(C)	Parent owns all of the issued and outstanding shares of all classes of Bidder;

(D)	Parent, through Bidder, wishes to make an offer by way of a take-over bid to the Shareholders to acquire all of the issued and outstanding Common Shares (including those issued upon the exercise of Options) not currently owned by it;

(E)	Contemporaneously herewith, Parent and Bidder have entered into a lock-up agreement with The Stackpole Corporation, pursuant to which The Stackpole Corporation has agreed to irrevocably tender to the Offer all Common Shares owned by such entity; and

(F)	the board of directors of the Corporation has determined (after consultation with its advisors and receiving the advice from the Financial Advisor to the effect that the consideration to be received under the Offer is fair to the Shareholders from a financial point of view) that it would be advisable and in the best interests of the Corporation and its Shareholders for it to enter into this Agreement, to support the Offer and to recommend in writing that Shareholders tender their Common Shares to the Offer as contemplated in this Agreement.

NOW THEREFORE in consideration of the mutual covenants set out in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Bidder and the Corporation agree that:

ARTICLE 1

THE OFFER AND ITS ANNOUNCEMENT

1.1	Process

Subject to the terms and conditions of this Agreement:

(a)	the Corporation shall instruct its transfer agent to provide the Shareholder List to Bidder within two business days of the execution and delivery of this Agreement, and thereafter promptly upon Bidder’s request, from time to time (and if reasonably possible within two business days of each such request) and Bidder shall have the right to request and receive the Shareholders List as it may reasonably require prior to the Transition Date;

(b)	Bidder shall mail the Offer on the terms set out in Schedule A and the Circular to all registered Shareholders in accordance with the Legislation as soon as reasonably practicable and in any event not later than 11:59 p.m. (Toronto time) on the 10th business day from the date hereof (the “Latest Mailing Time”); provided, however, that if the mailing of the Offer and Circular is delayed by reason of (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) Bidder not having obtained any regulatory waiver, consent or approval which is necessary to permit Bidder to mail the Offer and Circular, then provided that such injunction or order is being contested or appealed, or such regulatory waiver, consent or approval is being actively sought, as applicable, then the Latest Mailing Time shall be extended to the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable. The Corporation and its counsel shall be given an opportunity to review and comment upon the Circular prior to mailing, recognizing that whether or not such comments are appropriate will be determined by Bidder, acting reasonably.

(c)	Bidder, in its sole discretion, may modify or waive any term or condition of the Offer; provided that Bidder shall not, without the prior consent of the Corporation, increase the Minimum Tender Condition (provided that, for certainty, Bidder, in its sole discretion, may waive the Minimum Tender

Condition), decrease the consideration per Common Share, change the form of consideration payable under the Offer (other than to add additional consideration), impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders;

(d)	the Corporation shall prepare and make available for distribution contemporaneously with the Circular, sufficient copies of the Directors’ Circular, prepared in accordance with the Legislation. Prior to printing the Directors’ Circular, the Corporation shall provide Bidder and its counsel with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Corporation, acting reasonably;

(e)	upon Common Shares being taken up pursuant to the Offer, Bidder will use its reasonable commercial efforts to exercise the Compulsory Acquisition Rights or undertake a Subsequent Transaction and the Corporation shall take such actions as may be required by applicable Legislation as requested by Bidder to facilitate any exercise of the Compulsory Acquisition Rights or a Subsequent Transaction provided that the consideration offered in connection with the Compulsory Acquisition Rights or Subsequent Transaction is at least equivalent in value to the consideration offered under the Offer;

(f)	the Corporation shall take all reasonable action to support the Offer and shall use its commercially reasonable efforts to obtain support for the Offer from the Shareholders, as reasonably requested by Bidder; and

(g)	Parent hereby unconditionally and irrevocably guarantees the due and punctual performance by Bidder of each and every obligation of Bidder arising under this Agreement, including, without limitation, the making of the Offer, subject to the terms and conditions specified in this Agreement.

1.2	Circular

The Corporation shall, in a timely and expeditious manner, furnish to Bidder all such information regarding itself, its Subsidiaries and its directors, officers and Shareholders as may reasonably be required to be included in the Circular pursuant to the Legislation.

1.3	Pre-Take-Up Transactions

The Corporation agrees to effect such reorganizations of its business, operations and assets or such other transactions (each a “Pre-Acquisition Reorganization”) as Bidder may reasonably request prior to the take-up and payment by Bidder of Common Shares; provided, however, the parties agree that Bidder shall not request a Pre-Acquisition Reorganization which would require the Corporation to obtain the approval of the Shareholders in respect of such Pre-Acquisition Reorganization. In determining whether Bidder’s request to effect a Pre-Acquisition Reorganization is reasonable, the Corporation may take into account (i) the nature and complexity of the Pre-Acquisition Reorganization and (ii) whether any material regulatory approvals or approvals of material creditors are required to effect the Pre-Acquisition

Reorganization and whether such approvals are likely to be obtained. In the event that Bidder does not take-up and pay for Common Shares, Bidder shall forthwith reimburse the Corporation for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Corporation in effecting a Pre-Acquisition Reorganization and to undo a Pre-Acquisition Reorganization and shall indemnify and save harmless the Corporation for and against any and all claims, demands, actions, charges, expenses, costs, Taxes, damages or losses which the Corporation may suffer or incur, directly or indirectly, as a result of or in connection with a Pre-Acquisition Reorganization or the undoing of a Pre-Acquisition Reorganization. Any steps taken by the Corporation to undo a Pre-Acquisition Reorganization shall be reasonable and shall be completed in a timely manner. The Corporation shall take all steps to minimize the costs incurred by it and Bidder in undoing a Pre-Acquisition Reorganization and shall undo a Pre-Acquisition Reorganization as soon as reasonably practicable after termination of this Agreement. Prior to taking any steps to undo a Pre-Acquisition Reorganization, the Corporation shall first consult with Bidder and provide Bidder with a reasonable opportunity to comment on the proposed steps.

ARTICLE 2

CONDITIONS TO THE OFFER

2.1	Conditions to Making the Offer

The obligation of Bidder to make the Offer shall be subject to the fulfilment, or the waiver by Bidder of only those conditions set out in Schedule B, each of which is for the exclusive benefit of Bidder and may be waived by Bidder at any time, in whole or in part, in its sole discretion without prejudice to any other rights that it may have under this Agreement, and all the conditions provided for in Schedule B shall be deemed conclusively to have been satisfied, waived or released when the Offer is mailed as contemplated in Section 1.1.

2.2	Conditions of the Offer

The Offer shall be subject to there being validly deposited under the Offer and not withdrawn at the expiry thereof such number of Common Shares which, excluding Common Shares owned by Bidder, constitutes at least (i) 66 2/3% of the Common Shares outstanding (on a fully-diluted basis) and (ii) 50.01% of the Common Shares outstanding (on a fully-diluted basis) other than those Common Shares held by persons whose Common Shares would not be included as part of the “minority” in connection with any Subsequent Transaction (the “Minimum Tender Condition”) and shall be subject to the other conditions set forth in Schedule C hereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Corporation

The Corporation represents and warrants to Bidder and Parent as to those matters set forth in Schedule D, and acknowledges that each of Bidder and Parent are relying upon these representations and warranties in connection with the entering into of this Agreement.

3.2	Representations and Warranties of Bidder and Parent

Bidder and Parent jointly and severally represent and warrant to the Corporation as to those matters set forth in Schedule E, and acknowledge that the Corporation is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.3	Survival of Representations, Warranties and Covenants

No investigation by or on behalf of Parent, Bidder or the Corporation shall mitigate, diminish or affect the representations and warranties made by the other. The representations, warranties and covenants of the Corporation, Parent and Bidder contained in this Agreement shall be deemed to be repeated on each day that the Offer is outstanding and shall merge upon, and shall not survive, the taking up of (and payment for) Common Shares under the Offer except that the covenants herein that are not capable of being fully performed until after such time shall survive until performed.

ARTICLE 4

IMPLEMENTATION

4.1	General

Each of Bidder and the Corporation shall, and shall cause its respective Subsidiaries to, use all commercially reasonable efforts to satisfy each of the conditions precedent to be satisfied by it and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable to permit the acquisition of the Common Shares pursuant to the Offer (and, if necessary, the Compulsory Acquisition Rights or a Subsequent Transaction) in accordance with this Agreement and the Legislation and to cooperate with each other in connection therewith, including using all commercially reasonable efforts to:

(a)	provide notice to, and obtain all necessary waivers, consents and approvals or releases from, other parties to agreements, understandings or other documents to which it is a party or by which it or its properties is bound or affected (including, without limitation, loan agreements, leases, pledges, guarantees and security), the failure of which to obtain: (i) could prevent the acquisition by Bidder of all of the Common Shares; or (ii) could, in connection with the completion of the Offer, individually or in the aggregate, reasonably be expected to have a Corporation Material Adverse Effect;

(b)	effect or cause to be effected all necessary registrations and filings (including, if applicable, filings required by the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) and under any other foreign competition, merger control or similar law) and submissions of information requested of it by Governmental Entities, the failure of which to perform: (i) could prevent the acquisition by Bidder of all of the Common Shares; or (ii) could, in connection with the completion of the Offer, reasonably be expected to have a Corporation Material Adverse Effect; and

(c)	obtain, prior to the expiry of the Offer, all licences, consents, approvals, authorizations and orders of Governmental Entities and other persons as may be necessary or appropriate to permit the acquisition by Bidder of all of the Common Shares or the failure of which to obtain could reasonably be expected to have a Corporation Material Adverse Effect; provided that in the process, no loan agreement or arrangement for borrowed money shall be repaid in an amount that, individually or in the aggregate, would reasonably be expected to be material to the Corporation and no contract shall be amended to materially increase the amount payable thereunder or otherwise be materially more burdensome to the Corporation or its Subsidiaries, as the case may be, without the prior written approval of Bidder, which shall not be unreasonably withheld.

4.2	Registrar and Transfer Agent

The Corporation shall permit its registrar and transfer agent to act as the Depositary in connection with the Offer and instruct its transfer agent to furnish to Bidder (and such persons as it may designate) at such times as it may reasonably request such information, including the Shareholders List, updated or additional lists of security holders, mailing labels and lists of securities positions, and provide to Bidder (and such persons as it may designate) such other assistance as it may reasonably request to be able to communicate the Offer to holders of the Common Shares and to such other persons as are entitled to receive materials relating to the Offer under the Legislation.

4.3	Business in the Ordinary Course

Prior to the Transition Date, unless Bidder shall otherwise agree in writing or except as otherwise expressly contemplated or permitted by this Agreement:

(a)	the Corporation shall (and shall cause each of its Subsidiaries to) conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary and regular course of business;

(b)	the Corporation shall not, and shall cause each of its Subsidiaries not to, do or permit to occur any of the following (directly or indirectly):

(i)	issue, grant, sell, pledge, lease, dispose of, encumber or agree to issue, grant, sell, pledge, lease, dispose of or encumber:

(A)	any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares or other securities of, the Corporation or any of the Subsidiaries other than pursuant to the exercise of Options as contemplated by this Agreement, or

(B)	any assets except for the sale of inventory in the ordinary course of business,

(ii)	amend or propose to amend the articles or other organizational documents or by-laws of the Corporation or any of its Subsidiaries,

(iii)	declare, set aside or make any distribution (in cash, securities or other property or otherwise) in respect of the Common Shares other than in the ordinary course of business and consistent with past practice,

(iv)	redeem, purchase or offer to purchase any Common Shares or other securities of the Corporation or any shares or other securities of the Subsidiaries,

(v)	reduce its stated capital,

(vi)	acquire or agree to acquire (by a merger, amalgamation, acquisition of stock or assets or otherwise) any person or assets or make any investment either by purchase of shares or securities, contribution of capital (other than to wholly-owned Subsidiaries),

(vii)	purchase or agree to purchase any property or assets of any other person for consideration in excess of $1 million,

(viii)	make, or commit to make, any capital expenditures that, in the aggregate, exceed $ 1 million,

(ix)	incur, or commit to incur, any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, or make any loans or advances, except in the ordinary course of business consistent with past practice,

(x)	undertake any reorganization of its capital or corporate structure,

(xi)	adopt a plan of liquidation or any resolution providing for the liquidation or dissolution of the Corporation or any of the Subsidiaries,

(xii)	pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Financial Statements or incurred in the ordinary course of business consistent with past practice,

(xiii)	authorize, recommend or propose any release or relinquishment of any material contractual right, or

(xiv)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(c)	the Corporation shall not, and shall cause each of its Subsidiaries to not,

(i)	enter into or modify any employment, severance, collective bargaining or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers, directors or other Employees other than pursuant to agreements entered into before the date of this Agreement, as disclosed in Corporation’s Disclosure Statement,

(ii)	take any action with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of this Agreement, or

(iii)	adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any Employee;

(d)	the Corporation shall not, and each of its Subsidiaries shall not, take any action that would, or would reasonably be expected to, render any representation or warranty made by it in this Agreement untrue at any time prior to the Transition Date if then made or cause any of the conditions set out in Schedule C which are within the control of the Corporation not to be satisfied;

(e)	the Corporation shall not, and shall cause each of its Subsidiaries not to, authorize or propose or enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 4.3;

(f)	the Corporation shall use, and shall cause each of its Subsidiaries to use, all commercially reasonable efforts to preserve intact their respective business organizations and goodwill, to keep available the services of their respective officers and Employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others with whom they have business relationships;

(g)	the Corporation shall use all commercially reasonable efforts to cause the current insurance (or re-insurance) policies of it and its Subsidiaries (now in effect) not to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(h)	the Corporation shall and shall cause each of its Subsidiaries to: (i) duly and timely make, prepare and file all Tax Returns required to be made, prepared or filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct; (ii) timely withhold, collect, remit and pay all Taxes which are required to be withheld, collected, remitted or paid by it; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a Tax ruling or enter into any material agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its most recently filed Tax Returns, except as may be required by applicable law; and (vii) promptly inform Bidder as to any material communication in respect of Taxes received by it after the date hereof from any Governmental Entity or court.

If the Corporation shall be required to obtain the prior consent of Bidder to any action restricted pursuant to the provisions of Section 4.3, the Corporation shall, in accordance with Article 14 hereof, provide a written request to Bidder for the taking of such action and, Bidder shall respond in writing to the Corporation within 5 business days of the receipt by Bidder of such request. If Bidder has not responded in writing to the Corporation within 5 business days of the receipt of a request provided under this Section 4.3, then Bidder shall be deemed for the purposes of this Agreement to have consented to the taking of such action.

4.4	Access to Information

The Corporation shall, and shall cause its Subsidiaries and the officers, directors, Employees and agents of it and its Subsidiaries to, afford to Parent, Bidder and their representatives and their officers, employees and agents access to their respective businesses, properties, assets, officers, employees, agents, books and records (including without limitation all financial, operating, personnel, compensation, tax and other data and information as Parent or Bidder through its respective officers, employees or agents, may request), subject, however, to such access complying with the terms of existing agreements and not interfering with the ordinary conduct of the Corporation’s business. In the event of the termination of this Agreement without the Offer being completed, Parent and Bidder will hold such information in confidence to the extent and as provided in the confidentiality agreement entered into between Parent and the Corporation on January 15, 2003 (the “Confidentiality Agreement”).

4.5	Material Changes

Subject to compliance with its obligations under applicable Legislation, during the period from the date of this Agreement to the Transition Date, the Corporation shall promptly advise Bidder orally and in writing of any change or circumstance that could constitute a Corporation Material Adverse Effect and shall promptly send to Bidder a copy of any press release or material change report proposed to be filed with any Governmental Entity in advance of the filing thereof.

4.6	Shareholder Claims

The Corporation shall not settle or compromise any claim brought by any present, former or purported holder of any securities of the Corporation in connection with the transactions contemplated by this Agreement prior to the Expiry Time without the prior written consent of Bidder.

4.7	Alternative Transaction

Bidder and the Corporation agree to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or actions, to complete the Offer and the other transactions contemplated hereby in a manner which is most tax effective for the parties hereto or the Shareholders. In the event that Bidder and the board of directors of the Corporation conclude that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Bidder or its affiliates would effectively acquire all of the Common Shares on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to the Corporation and its Shareholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Corporation agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction; provided, however, that the Corporation shall not be required to support another form of transaction unless such transaction (i) has a reasonable likelihood of being consummated within 60 days of being commenced; and (ii) is on economic terms and conditions (including, without limitation, tax treatment) and has consequences to the Corporation and the Shareholders which are equivalent to or better than those contemplated by this Agreement.

ARTICLE 5

OTHER ACQUISITION PROPOSALS

5.1	No Adverse Acts

Except as expressly permitted by this Agreement, the Corporation and its Subsidiaries shall not, directly or indirectly, through any officer, director, Employee, advisor, representative, investment banker, agent or otherwise, initiate any act that may in any way adversely affect, or reduce the likelihood of, the successful completion of the Offer.

5.2	Non-Solicitation

Without limiting the generality of Section 5.1:

(a)	the Corporation and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations (directly or indirectly, through any officer, director, Employee, advisor, representative, investment banker, agent or otherwise) with any person (other than Parent and Bidder) with respect to any liquidation, dissolution, merger, amalgamation, reorganization, recapitalization, take-over bid, sale of all or substantial assets, sale of any equity interest (including

Common Shares) or similar transactions involving the Corporation or any of its Subsidiaries (any of the foregoing discussions or negotiations or any inquiries or proposals relating thereto being referred to herein as an “Acquisition Proposal”) or potential Acquisition Proposal;

(b)	the Corporation shall not waive or vary any terms or conditions of any confidentiality agreements that it entered into with any persons that were considering Acquisition Proposals (nor, to the extent applicable under such agreements, shall it authorize or permit any person to make an Acquisition Proposal) and shall forthwith request the return (or the deletion from retrieval systems and data bases or the destruction) of all confidential information as contemplated by those confidentiality agreements and shall use all reasonable efforts to ensure that such requests are honoured; and

(c)	except as permitted by this Agreement, none of the Corporation or its Subsidiaries shall (directly or indirectly, through any officer, director, Employee, advisor, representative, investment banker, agent or otherwise) make, solicit, initiate or encourage inquiries or submission of proposals or offers, or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or enter into any agreement or understanding concerning, or otherwise co-operate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any other person to do or seek to do any of the foregoing.

5.3	Bona Fide Acquisition Proposals

(a)	Notwithstanding the provisions of Section 5.1 and 5.2 and subject to Article 6, nothing shall prevent the board of directors of the Corporation and the Corporation from responding to any unsolicited bona fide written Acquisition Proposal, for which adequate financing arrangements have been made, by a third party after the date hereof (and that was not solicited after such date in contravention of this Article 5) which the board of directors of the Corporation has determined, acting in good faith (after consultation with its financial advisors and after having received written advice of outside counsel, that the board of directors of the Corporation is required to take such action in order to discharge properly its fiduciary duties), is likely to be consummated in a timely manner and would, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the transaction contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a “Superior Proposal”).

(b)	Forthwith after the receipt by any of the directors, senior officers or advisors of the Corporation of any Acquisition Proposal or any request for non-public information relating to the Corporation or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of the Corporation or any Subsidiary by any person or entity that informs any member of the board of directors of the Corporation or such Subsidiary that it is considering making, or has made, an Acquisition Proposal, the Corporation shall provide notice thereof to Bidder. Such notice to Bidder shall be provided first orally and then promptly in writing and shall indicate the identity of the person making such proposal, inquiry or contact, and shall indicate all material terms thereof and such other details of the proposal, inquiry or contact known to the Corporation as Bidder may reasonably request.

(c)	If the Corporation or its advisors receives a request for material non-public information from a party who proposes to the Corporation a bona fide Acquisition Proposal and the board of directors determines, in the manner contemplated by subsection 6.1(a) of this Agreement, that such Acquisition Proposal is likely to be consummated in a timely manner and, if consummated in accordance with its terms, result in a Superior Proposal, then, and only in such case, the Corporation may provide such party with access to information regarding the Corporation, subject to the execution of a confidentiality agreement which is no less favourable to the Corporation than the Confidentiality Agreement; provided that the Corporation sends a copy of any such confidentiality and standstill agreement to Parent promptly upon its execution and Parent is provided with a list of or copies of the information provided to such persons and immediately provided with access to similar information to which such person was provided.

5.4	Representatives

The Corporation shall ensure that its officers, directors, Employees, advisors, any investment bankers or other agents, advisors or representative that they have retained are aware of the provisions of this Agreement and the Corporation shall be responsible for any breach of this Article 5 and /or Section 6.1 by such directors, officers, Employees, investment bankers, advisors, agents or representatives.

ARTICLE 6

SUPERIOR PROPOSAL

6.1	Notwithstanding any other provision of this Agreement, but subject to the board of directors’ fiduciary duties as set out in Section 5.3, the Corporation shall not approve, recommend, enter into any agreement or understanding (“Proposed Agreement”) regarding an Acquisition Proposal unless such Acquisition Proposal is likely to be consummated in a timely manner and, if consummated in accordance with its terms, will result in a Superior Proposal and then will do so only after the Corporation provides Bidder with an opportunity to amend this Agreement and the Offer. The Corporation shall provide Bidder with a copy of any Proposed Agreement at least 3 business days before its proposed execution by the Corporation. During such 3 business day period, the Corporation acknowledges and agrees that Bidder shall have the opportunity but not the obligation, to offer to amend the terms of this Agreement and the Offer in order to provide for financial terms at least equivalent to those included in the Proposed

Agreement as determined by the board of directors of the Corporation, acting in good faith and in accordance with its fiduciary duties. The board of directors of the Corporation shall review any offer by Bidder to amend the terms of this Agreement and the Offer to determine, acting in good faith and in accordance with its fiduciary duties, whether Bidder’s amended Offer would be at least as favourable to Shareholders as the Acquisition Proposal provided for in the Proposed Agreement. If the board of directors of the Corporation so determines, the Corporation will enter into an amended agreement with Bidder reflecting the amended Offer. If the board of directors of the Corporation continues to believe, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided for in the Proposed Agreement continues to be a Superior Proposal with respect to the amended Offer, and therefore rejects the amended Offer, the Corporation shall be entitled to approve, recommend to Shareholders and enter into the Proposed Agreement upon payment to Bidder of the amount payable pursuant to Section 6.2. If Bidder does not offer to increase the consideration under this Agreement or otherwise amend this Agreement and the Offer within those 3 business days, then the Corporation will be entitled to enter into the Proposed Agreement if, in the opinion of the board of directors of the Corporation, acting in good faith, the failure to do so would be inconsistent with the discharge of their fiduciary duties under applicable law, upon payment to Bidder of the amount payable under Section 6.2. The Corporation acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement of this Section 6.1 to initiate an additional 3 business day notice period.

6.2	Break Fee Provision

(a)	If Bidder does not make or withdraws the Offer or elects not to take up and pay for any Common Shares deposited under the Offer solely as a result of any one of the following:

(i)	prior to the Transition Date, the board of directors of the Corporation withdraws, modifies or changes any of its recommendations or determinations in a manner adverse to Bidder or resolves to do so or recommends that Shareholders accept or vote in favour of another transaction; or

(ii)	prior to the Transition Date, the board of directors of the Corporation shall have failed to reaffirm its recommendation of the Offer by press statement within 2 business days (or, if the Offer is scheduled to expire within such 2 business days, prior to the scheduled expiry of the Offer) after the public announcement or commencement of any Acquisition Proposal; or

(iii)	the board of directors of the Corporation recommends an Acquisition Proposal; or

(iv)	the Offer is not completed as a result of the Minimum Tender Condition not being satisfied or any of the other conditions set out in Schedule C (other than those set out in paragraphs (a), (b), (c), (d), (f) and (g) of

Schedule C) not being satisfied and an Acquisition Proposal is completed within twelve months of the date of termination of this Agreement; or

(v)	the Corporation enters into a Proposed Agreement in accordance with Section 6.1;

then the Corporation shall forthwith after such event pay to Bidder, by way of certified cheque or wire transfer of immediately available funds, the sum of $15 million. For greater certainty, (i) the Corporation shall not be obligated to make more than one payment under subsection 6.2(a) if one or more of the events specified therein occurs; and (ii) the sum of $15 million payable pursuant to this subsection 6.1(a) shall be reduced by any payment made pursuant to subsection 6.2(b).

(b)	In the event that this Agreement is terminated pursuant to subsection 9.1(b) or 9.1(d) hereof, the Corporation shall pay Bidder the sum of $3 million to reimburse Bidder for all of its out-of-pocket costs and expenses in connection with the Offer.

ARTICLE 7

FINANCING ARRANGEMENTS

7.1	Prior to mailing of the Offer by Bidder, Bidder shall have made adequate arrangements to ensure that the required funds are available to effect payment in full for all of the Common Shares acquired pursuant to the Offer.

ARTICLE 8

DIRECTORS

8.1	Corporation’s Board of Directors

Promptly upon the purchase by Bidder of such number of Common Shares that represents at least a majority of the then outstanding Common Shares and from time to time thereafter, Bidder shall be entitled to designate such number of directors of the board of directors of the Corporation (and any committees thereof) as is proportionate to the percentage of the then outstanding Common Shares owned by Bidder (and any of its affiliates), and the Corporation shall, upon request by Bidder, subject to applicable law, promptly exercise all reasonable efforts to expand its board of directors and/or secure the resignations of such number of directors as is necessary to enable Bidder’s designees to be elected or appointed to the board of directors and shall exercise all reasonable efforts to cause those designees to be so elected or appointed.

8.2	Officers’ and Directors’ Insurance

Bidder agrees that for the period from the Transition Date until six years after the Transition Date, Bidder will cause the Corporation or any successor to the Corporation to maintain the Corporation’s current directors’ and officers’ insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Corporation than those contained in the policy in effect on the date hereof (“Equivalent

Insurance”), for all current and former directors and officers of the Corporation, covering claims made prior to or within six years after the Transition Date so long as the annual premium therefor is not in excess of 150% of the last annual premium paid prior to the date hereof (“Current Premium”). Further, Bidder agrees that after the expiration of that six year period, Bidder will use all commercially reasonable efforts to cause such directors and officers to be covered under Bidder’s then existing directors’ and officers’ insurance policy, provided such coverage can be obtained for a premium not in excess of 150% of the Current Premium. The Corporation agrees to hold the covenants of Bidder in this Section 8.2 as trustee in trust for the benefit of the current directors and officers of the Corporation.

ARTICLE 9

TERMINATION AND AMENDMENT OF AGREEMENT

9.1	Termination

The provisions of this Agreement may be terminated at any time before the appointment or election to the board of directors of the Corporation of persons designated by Bidder:

(a)	by agreement in writing executed by Parent, Bidder and the Corporation;

(b)	by Parent or Bidder, (i) at any time prior to mailing of the Offer, if the conditions provided in Section 2.1 have not been satisfied and have not been waived by Bidder; or (ii) at any time, if the Corporation is in default of any material covenant or obligation under this Agreement or if any representation or warranty of the Corporation under this Agreement shall have been at the date hereof untrue or incorrect or, if not already qualified by a materiality concept, untrue or incorrect in any material respect;

(c)	by the Corporation,

(i)	if the Offer has not been commenced within the time contemplated in Section 1.1 (other than as a result of any act of the Corporation or breach by the Corporation of any of its obligations hereunder or because any of the conditions to the making of the Offer was not satisfied or waived),

(ii)	if the Offer has not been commenced by May 30, 2003 and all of the conditions set forth in Schedule B hereto (other than condition (d) thereof) have been satisfied or waived,

(iii)	at any time, (A) if any representation or warranty of Parent or Bidder under this Agreement shall have been at the date hereof untrue or incorrect or, if not already qualified by a materiality concept, untrue or incorrect in any material respect, or (B) if Bidder shall have amended the terms of the Offer other than in accordance with the terms of this Agreement,

(iv)	if Common Shares validly deposited under law and not withdrawn from the Offer have not been taken up and paid for prior to the close of business on the 90th day following the later of mailing of the Circular to the Shareholders and mailing of the last amendment to the Circular (other than an amendment consisting of an extension or condition waiver), unless the failure of Bidder to take up and pay for the Common Shares arises as a result of the breach by the Corporation of any material covenant or obligation under this Agreement or as a result of any representation or warranty of the Corporation in this Agreement being untrue or incorrect; and provided, for certainty, that if Bidder’s take up and payment for Common Shares deposited under the Offer is delayed by (A) an injunction or order made by a court or regulatory authority of competent jurisdiction or (B) Bidder not having obtained any regulatory waiver, consent or approval which is necessary to permit Bidder to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Corporation pursuant to this clause 9.1(c)(iv) until the earlier of (x) 180 days after the Offer is commenced and (y) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable,

(v)	if the Offer expires or is withdrawn, except where the Offer expires or is withdrawn in order to proceed with an Alternative Transaction;

(d)	by Parent or Bidder if the Minimum Tender Condition shall not be satisfied or waived or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and Bidder shall not elect to waive such condition or extend the Offer;

(e)	by the Corporation, Parent or Bidder if, prior to the Expiry Time, the Corporation enters into a Proposed Agreement in accordance with Section 6.1; or

(f)	by Parent or Bidder if: (i) the board of directors of the Corporation withdraws, modifies or changes its recommendation in favour of the Offer; or (ii) the board of directors of the Corporation approves or recommends acceptance of an Acquisition Proposal; or (iii) the board of directors of the Corporation does not reaffirm its recommendation in favour of the Offer to the Shareholders in a press release or Directors’ Circular within 2 business days after the public announcement or commencement of an Acquisition Proposal.

9.2	Amendment

This Agreement may be amended by written agreement of the parties. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties,

9.3	Effect of Termination

If this Agreement is terminated as provided in Section 9.1, there shall be no liability or further obligation on the part of any party or any of their respective shareholders, officers or directors, except for liability arising from a breach of any representations, warranties or covenants in this Agreement or common law fraud and except for any obligation of the Corporation to pay any amounts payable by it in accordance with Section 6 of this Agreement.

ARTICLE 10

CONFIDENTIALITY AND PUBLIC DISCLOSURE

10.1	Public disclosure of this Agreement, its terms and conditions and the transactions that it contemplates shall be made only:

(a)	with the approval of each of the parties, which approval shall not be withheld or delayed unreasonably, and may be given on behalf of a party by its counsel;

(b)	as required by the Legislation or any Agency; or

(c)	as may be necessary to implement the Offer.

Each of the parties shall consult with the other as to the timing and wording of press releases and other disclosure of or relating to the Offer. Each of Bidder and the Corporation, promptly after the entering into of this Agreement, shall issue a press release announcing the entering into of this Agreement and, in the case of Bidder, its intention to make the Offer, which press release shall, in each case, be satisfactory in form and substance to the other party acting reasonably. Notwithstanding the foregoing, the parties shall be entitled to describe this Agreement and provide copies thereof to their respective boards of directors and to those employees, bankers and professional advisors that need to know details about this Agreement in order for the parties to perform their covenants or satisfy the conditions set out in this Agreement.

ARTICLE 11

ASSIGNMENT

11.1	Assignment

This Agreement: (a) is not intended to confer upon any other person any rights or remedies hereunder except as contemplated under Section 8.2; (b) shall not be assigned by operation of law or otherwise, except that Bidder may assign all or any portion of its rights under this Agreement to any affiliate (as such term is defined in the Securities Act, Ontario) of Bidder, but no such assignment shall relieve Bidder or Parent of its obligations hereunder.

11.2	Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

ARTICLE 12

RESPONSIBILITY FOR EXPENSES

12.1	Except as otherwise expressly provided in this Agreement, each party to this Agreement shall pay its own expenses incurred in connection with this Agreement, the completion of the transactions contemplated hereby and/or the termination of this Agreement, irrespective of the completion of the transactions contemplated hereby.

12.2	Bidder and the Corporation represent and warrant to each other that, with the exception of RBC Capital Markets, for whose fees and expenses the Bidder shall be solely liable, and CIBC World Markets, for whose fees and expenses the Corporation shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of Bidder or the Corporation, as the case may be. After the date hereof, the Corporation shall not amend its agreement with CIBC World Markets in any manner which would cause or take any action which would result in the fees owing to CIBC World Markets to be increased.

ARTICLE 13

TIME

13.1	Time shall be of the essence of this Agreement in each and every matter or thing herein provided.

ARTICLE 14

NOTICES

14.1	Each party shall give prompt notice to the other of:

(a)	the occurrence or failure to occur of any event, which occurrence or failure causes, or could reasonably be expected to cause, any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Transition Date; and

(b)	any failure of such party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

14.2	Any notice or other communications required or permitted to be given hereunder (“Notice”) shall be sufficiently given if delivered in person or if sent by facsimile transmission (provided such transmission is confirmed) or e-mail:

(a)	in the case of Bidder and Parent, to the following address:

900 South Broadway

Denver, Colorado

U.S.A., 80209

Attention:	John Zimmerman
Fax:	303-744-4464
E-mail	jzimmerman@gates.com

with a copy to:

Osler, Hoskin & Harcourt LLP

Box 50, 1 First Canadian Place

Toronto, Ontario, Canada M5X 1B8

Attention:	Jean M. Fraser
Fax:	416-862-6666
E-mail	jfraser@osler.com

(b)	in the case of the Corporation, to the following address:

Stackpole Limited

2381 Bristol Circle

Suite B-203

Oakville, Ontario

L6H 5S9

Attention:	Robert Lander, President and Chief Executive Officer
Fax:	905-829-0438
E-mail	rlander@stackpole.on.ca

with a copy to:

Aird & Berlis LLP

1800 – 181 Bay Street

Toronto, Ontario

M5J 2T9

Attention:	Martin Kovnats
Fax:	416-863-1515
E-mail	mkovnats@airdberlis.com

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section. Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day on which it was delivered or transmitted(or, if such day is not a business day, on the next following business day) unless actually received at the point of delivery after 5:00 p.m. (local time) in which case it shall be deemed to have been given and received on the next business day.

ARTICLE 15

GOVERNING LAW

15.1	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the Courts of Ontario with respect to any matter arising hereunder or related hereto.

ARTICLE 16

INJUNCTIVE RELIEF

16.1	The parties agree that the remedy at law for any breach of the provisions of this Agreement will be inadequate and that the party that is not in breach, on any application to a court, shall be entitled to temporary and permanent injunctive relief, specific performance and any other equitable relief against the party or parties in breach of the provisions of this Agreement.

ARTICLE 17

CURRENCY

17.1	Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed and shall be payable in Canadian dollars.

ARTICLE 18

DEFINITIONS AND INTERPRETATION

18.1	For the purposes of this Agreement, those terms defined in Schedule “F” shall have the meanings and interpretation attributed to them in that Schedule.

ARTICLE 19

ENTIRE AGREEMENT

19.1	This Agreement, the Confidentiality Agreement and the documents referred to herein constitute the entire obligation of the parties with respect to the subject matter hereof and shall supersede any prior expression of intent or understandings with respect to the subject matter hereof and shall supersede any prior expression of intent or understandings with respect to the transactions contemplated hereby. For greater certainty, none of the parties makes any representation or warranty, express or implied, except as set forth herein.

ARTICLE 20

FURTHER ASSURANCES

20.1	Subject to the conditions of this Agreement, Bidder, Parent and the Corporation agree to use commercially reasonable efforts to take, or cause to be taken, all action and to do or cause to be done, all acts and things (including executing appropriate documents) necessary, properor advisable to give full effect to the transactions contemplated in this Agreement and, where appropriate, cooperate with each other in doing those acts and things.

ARTICLE 21

SCHEDULES

21.1	The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule A	–	The Offer
Schedule B	–	Conditions to Making the Offer
Schedule C	–	Conditions of the Offer
Schedule D	–	Representations and Warranties of the Corporation
Schedule E	–	Representations and Warranties of Bidder
Schedule F	–	Definitions and Interpretation

[The remainder of this page has been intentionally left blank.]

ARTICLE 22

COUNTERPARTS

22.1	This Agreement may be signed in any number of counterparts (by facsimile or otherwise), each of which shall be deemed to be original and all of which, when taken together, shall be deemed to constitute one and the same instrument. It shall not be necessary in making proof of this Agreement to produce more than one counterpart.

2023103 ONTARIO INC.

By:	/s/ JOHN ZIMMERMAN

John Zimmerman President

TOMKINS PLC

By:	/s/ JAMES NICOL

James Nicol Chief Executive Officer

STACKPOLE LIMITED

By:	/s/ ROBERT J. LANDER

Robert J. Lander President & Chief Executive Officer

SCHEDULE A

THE OFFER

Offer:	Take-over bid (the “Offer”) for all of the Common Shares of the Corporation pursuant to an offer and take-over bid circular made in accordance with applicable Legislation.

Offer Consideration:	CDN$33.25 per Common Share.

Conditions of the Offer:	The Offer shall be subject only to the conditions set forth in Schedule C.

SCHEDULE B

CONDITIONS TO MAKING THE OFFER

The obligation of Bidder to make the Offer is conditional on the prior satisfaction of the following conditions, each of which shall be for the exclusive benefit of Bidder and any or all of which may be waived by Bidder in whole or in part in its sole discretion without prejudice to any other right it may have under the Agreement to which this Schedule B is attached (and any such condition which is not satisfied or specifically waived by Bidder shall be deemed to have been waived by Bidder upon the making of the Offer):

(a) all holders of Options shall have entered into agreements with Bidder that are satisfactory to Bidder in its sole discretion pursuant to which each such person shall have agreed to exercise all rights to acquire Common Shares through the exercise of Options or otherwise and to deposit under the Offer all Common Shares which he or she beneficially owns, directly or indirectly, or over which he or she exercises control or direction provided that, in the case of directors, such agreements shall terminate if the Corporation enters into a Proposed Agreement in accordance with subsection 6.1(a);

(b) the obligations of Bidder hereunder shall not have been terminated pursuant to Section 9.1;

(c) no circumstance, fact, change, event or occurrence caused by a person other than Bidder or the Parent shall have occurred that would render it impossible for the Minimum Tender Condition or one or more of the conditions set out in Schedule C hereto to be satisfied;

(d) Bidder shall have received all waivers, rulings or orders necessary for the making of the Offer, or to mail to the Shareholders the Circular from all applicable securities regulatory authorities, and other regulatory authorities;

(e) the board of directors of the Corporation shall have recommended that Shareholders accept the Offer and shall not have withdrawn such recommendation or changed such recommendation in a manner that has substantially the same effect as the withdrawal thereof;

(f) no cease trade order, injunction or other prohibition at law shall exist which would restrict or prevent Bidder from making the Offer or taking up or paying for Common Shares deposited under the Offer;

(g) the Corporation and Parent shall have entered into employment agreements with each of Rob Lander, Gary Love and Peter Jones on terms satisfactory to Parent, in its sole discretion, which employment agreements shall be no less favourable in the aggregate than their current terms of employment (the effectiveness of such agreements to be conditional upon the take up and payment by Bidder of the Common Shares);

(h) the Corporation shall have entered into agreements, satisfactory to Bidder, with each holder of Options pursuant to which each such person shall have agreed to exercise all rights to acquire Common Shares through the exercise of Options or the termination of such Options, and to deposit under the Offer all Common Shares issued on the exercise of such Options;

(i) to the extent necessary, the terms of the Employee Share Purchase Plan shall have been amended to permit the tender of Common Shares acquired under the Employee Share Purchase Plan to be effected in the same manner as all other Common Shares deposited under the Offer;

(j) Bidder shall be satisfied, in its sole discretion, with the manner in which the trustees of the Trust shall have dealt with the Common Shares held by the Trust; and

(k) Bidder shall have received a certificate of the Corporation, signed by two senior officers (without personal liability) and dated the date of the Offer, to the effect that, to the best of their knowledge, information and belief, (A) the representations and warranties of the Corporation made in this Agreement are true and correct as at the date of the Offer and with the same effect as if made at and as of the date of the Offer; and (B) each of the foregoing conditions as applicable to the Corporation has been fulfilled, it being acknowledged and agreed that Bidder shall have no recourse for any misrepresentation in such certificate beyond the limitation period stipulated in Section 3.3 of the Agreement.

SCHEDULE C

CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Agreement to which this Schedule is attached, Bidder shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless the Minimum Tender Condition and all of the following conditions are satisfied or waived by Bidder at or prior to the Expiry Time:

(a)	Bidder shall have determined in its sole discretion that all material, necessary or desirable regulatory approvals (including, without limitation, those of any stock exchanges or other securities regulatory authorities), other than those listed in paragraphs (b), (c) and (d) below, shall have been obtained on terms satisfactory to Bidder, in its sole judgement, and any applicable governmental or regulatory periods shall have expired or been terminated;

(b)	(i) the Commissioner of Competition shall have issued an Advance Ruling Certificate under Section 102 of the Competition Act (Canada) in respect of the purchase of the Common Shares by Bidder, or (ii) the waiting period under Part IX of the Competition Act (Canada) shall have expired have been waived and Bidder shall be satisfied in its sole judgment that the Commissioner of Competition does not intend to oppose the purchase of the Common Shares and shall not have made or threatened to make an application under Part VIII of the Competition Act (Canada) in respect of the purchase of the Common Shares by Bidder;

(c)	any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Actof 1976 shall have expired or been earlier terminated;

(d)	any applicable consents or approvals under any other foreign competition, merger control or similar law, rule, regulation or policy or any approval or consent of any Governmental Entity in respect of competition or merger control matters which, if not obtained, would have, or would reasonably be expected to have, a Corporation Material Adverse Effect or a material adverse effect on Parent or Bidder, or would have a material adverse effect on the ability of Bidder to complete the Offer, shall have been obtained on terms satisfactory to Bidder, acting reasonably.

(e)	Bidder shall have determined in its sole discretion that (i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied in the case of either (i) or (ii) above:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Bidder of the Common Shares or the right of Bidder to own or exercise full rights of ownership of the Common Shares or to own or operate the Corporation or any of its Subsidiaries or the ability of Bidder to complete a compulsory acquisition transaction or a Subsequent Transaction; or

(B)	which, if the Offer was consummated, could materially adversely affect the Corporation and its Subsidiaries considered on a consolidated basis;

(f)	Bidder shall have determined in its sole judgement that there shall not exist any prohibition at law against Bidder making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing a compulsory acquisition transaction or a Subsequent Transaction;

(g)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, governmental regulation, inquiry or other occurrence of any nature whatsoever which adversely affects, or may adversely affect, the financial markets in Canada, the United States or the United Kingdom generally, or which materially adversely affects, or may materially adversely affect, the Corporation and its Subsidiaries (on a consolidated basis);

(h)	there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to Bidder in writing) any changes (or any conditions, events or developments involving prospective changes) in the business, operations (including results of operations), assets, capitalization, properties, condition (financial or otherwise), prospects or liabilities of the Corporation or any of its Subsidiaries which, when considered either individually or in the aggregate, has or may reasonably be expected to have a Corporation Material Adverse Effect;

(i)	all outstanding options or other rights or entitlements granted to purchase or otherwise acquire authorized and unissued Common Shares shall have been exercised in full, or irrevocably released, surrendered or waived or otherwise dealt with by the holders thereof on terms and conditions satisfactory to Bidder, in its entire discretion;

(j)	Bidder shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of the Corporation with any securities regulatory authority;

(k)	the board of directors of the Corporation shall not have withdrawn its recommendation that holders of Common Shares accept the Offer or changed such recommendation in a manner that has substantially the same effect;

(l)	the Corporation shall have observed and performed its covenants in the Agreement in all material respects to the extent that such covenants were to have been observed or performed by the Corporation at or prior to the Expiry Time and the representations and warranties of the Corporation contained in the Agreement shall have been, at the time the Agreement was entered into and at the date Bidder is otherwise required to take up and pay for the Common Shares, true and correct or, if not already qualified by a materiality concept, true and correct in all material respects;

(m)	the representations and warranties of the Locked-up Shareholder in the Lock-up Agreement shall have been, at the time that the Lock-up Agreement was entered into and at the date that Bidder is otherwise required to take up and pay for Common Shares, true and correct or, if not already qualified by a materiality concept, true and correct in all material respects and all of its covenants and obligations set out in the Lock-up Agreement shall have been complied with in all material respects on or before such date;

(n)	neither the Agreement nor the Lock-up Agreement shall have been terminated; and

(o)	all third party consents which Bidder, acting reasonably, considers to be necessary or desirable as a result of the change of control of the Corporation pursuant to the Offer shall have been obtained on terms satisfactory to Bidder in its entire discretion unless the failure to obtain any such consent would not, individually or in the aggregate, have a Corporation Material Adverse Effect.

The foregoing conditions are for the exclusive benefit of Bidder and may be asserted by Bidder regardless of the circumstances giving rise to any such assertion, including any action or inaction by Bidder. Subject to the provisions of the Agreement to which this Schedule is attached, Bidder may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Bidder may have. The failure by Bidder at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

(a)	Organization and Qualification. The Corporation is validly existing as a corporation under the laws of Ontario and has full power and authority to own its property and conduct its businesses as currently owned and conducted. The Corporation is qualified to carry on its business as currently conducted, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Corporation Material Adverse Effect. The copies of the articles and the by-laws of the Corporation appended to The Corporation’s Disclosure Statement are accurate and complete as of the date hereof and have not been amended or superseded, and the Corporation has not taken any action to amend or supersede such documents.

(b)	Capitalization. The authorized and issued capital of the Corporation consists of an unlimited number of Common Shares, first preference shares and second preference shares of which, as at April 25, 2003, 9,395,192 Common Shares were issued and outstanding. Except for the Options identified in the Corporation’s Disclosure Statement hereto and except for the rights of Bidder under this Agreement, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of the Corporation to issue, sell or acquire any securities of the Corporation or securities or obligations of any kind convertible into or exchangeable for any securities of the Corporation or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Corporation. All outstanding Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Corporation or any Subsidiary having the right to vote with the holders of Common Shares on any matter. There are no outstanding contractual obligations of the Corporation to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding Common Shares.

(c)	Rights Plan. The Corporation has no Rights Plan or similar plan in effect nor is a Rights Plan or similar plan contemplated to be put in place by the Corporation.

(d)	Subsidiaries. All of the Subsidiaries of the Corporation and their respective jurisdictions of incorporation are set out in the Corporation’s Annual Information Form dated May 15, 2002. Each of the Subsidiaries is validly existing under applicable law and has full power to own its property and conduct its businesses as currently owned and conducted. Except as set out in the Corporation’s Disclosure Statement, all of the outstanding shares of capital stock and other ownership interests of the Subsidiaries are validly issued, fully paid and non-assessable and all securities and other ownership interests owned directly or indirectly by the Corporation are owned free and clear of all material liens, claims or encumbrances. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating any of the Corporation’s Subsidiaries to issue, sell or acquire any securities of any of those Subsidiaries or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of any of the Subsidiaries. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of any of the material Subsidiaries of the Corporation.

(e)	Authority Relative to this Agreement. The Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize this Agreement and the transactions contemplated hereby (other than the approval of the Director’s Circular). This Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation. Except as set out in the Corporation’s Disclosure Statement, the execution and delivery by the Corporation of this Agreement and the performance by it of its obligations hereunder will not:

(i)	result in a material violation or breach of any provision of:

(A)	its certificate or articles of incorporation or by-laws or those of any of its Subsidiaries,

(B)	any applicable law, regulation, order, judgment or decree (subject to obtaining the consents referred to in paragraph (f) below), or

(C)	any contract, agreement, license, permit, arrangement or understanding by which it or any of its Subsidiaries is a party or by which any of them or their properties is bound.

(ii)	give rise to any right of termination or acceleration of indebtedness of the Corporation or any Subsidiary, or cause any third party indebtedness of the Corporation or any Subsidiary to come due before its stated maturity or cause any available credit of the Corporation or any Subsidiary to cease to be available;

(iii)	result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any Subsidiary, or, except as set out in this Agreement, restrict, hinder, impair or limit the ability of the Corporation or any Subsidiary to carry on the business of the Corporation or any Subsidiary as and where it is now being carried on or as and where it may be carried on in the future;

(iv)	give rise to any rights of first refusal or other buy-sell rights in favour of any third party under any agreement or in respect of any assets of the Corporation or any Subsidiary; or

(v)	result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Corporation or any Subsidiary or increase any benefits otherwise payable under any of the Corporation’s pension or benefits plan or result in the acceleration of time of payment or vesting of any such benefits, other than the time of exercise of currently outstanding Options.

(f)	Consents. Other than in connection with or in compliance with the provisions of the Competition Act (Canada), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the Legislation, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by the Corporation of its obligations under this Agreement except for (i) any consents or approvals that may be required under any competition, merger control or similar law, rule, regulation or policy of any European country, or (ii) such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

(g)	Approval. The board of directors of the Corporation, upon consultation with its financial and legal advisors, has determined that:

(i)	the Offer is fair from a financial point of view to the Shareholders and the Offer is in the best interests of the Shareholders;

(ii)	the board of directors will recommend that Shareholders accept the Offer; and

(iii)	all of the directors, the Chief Executive Officer and the Chief Financial Officer of the Corporation have orally advised the Corporation that they intend to tender their Common Shares to the Offer.

(h)	Fairness Opinion. The board of directors of the Corporation has received advice from its financial advisors, CIBC World Markets, that the Offer is fair, from a financial point of view, to Shareholders and will receive a written opinion to the same effect.

(i)	Public Record. The Corporation has filed with all applicable securities regulatory authorities, stock exchanges and all applicable self-regulatory organizations, true and complete copies of all forms, reports, schedules, statements and other documents that the Corporation is required to file thereunder (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Corporation Documents”), except where the failure to be in compliance would not, individually or in the aggregate, have a Corporation Material Adverse Effect. All documents and information filed by the Corporation under applicable Legislation or distributed to Shareholders (including the Corporation Documents) were, as of their respective dates, in compliance in all material respects with applicable Legislation and did not, when filed, contain any “misrepresentation” or omit to contain any “material fact” within the meaning of the Legislation. None of the Corporation Documents, as at the respective dates of such documents, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. For the purposes of the foregoing, the term “material fact” has the meaning ascribed thereto in the Securities Act (Ontario). The Corporation has not made any confidential filing with any Securities Commission on any material change report or similar filing which remains confidential.

(j)	Absence of Certain Changes or Events. Except for those matters disclosed in writing to Bidder and except as disclosed in the Corporation’s Disclosure Statement, since December 31, 2002:

(i)	the Corporation and its Subsidiaries have conducted their respective businesses only in the usual, ordinary and regular course and consistent with past practices;

(ii)	the Corporation and its Subsidiaries have not declared or made any distributions (in cash, securities or other property) to securityholders and have not entered into any agreement, disposed of any their assets or incurred any indebtedness which, either individually or in the aggregate, is material to the Corporation and its Subsidiaries, taken as a whole, other than in the ordinary course of business;

(iii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Corporation and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice; and

(iv)	there has not been any change that, individually or in the aggregate, is or has been a Corporation Material Adverse Effect (including any decision to implement such a change made by the board of directors of the Corporation or any of its Subsidiaries or senior management of the Corporation or any of its Subsidiaries who believe that confirmation of the decision by the board of directors of the Corporation is probable).

(k)	Assets and Properties. Except as disclosed in the Corporation’s Disclosure Statement, the Corporation and its Subsidiaries have title to all of their material properties and assets, free and clear of any claims or encumbrances, and such properties and assets are sufficient for the conduct of the Corporation’s business as now carried on or as contemplated by the Corporation to be carried on.

(l)	Brokers. The Corporation and its Subsidiaries will not be liable, directly or indirectly for the fees, commissions or expenses of any broker, finder, investment banker or other agent or intermediary (other than the Financial Advisor) in connection with the Offer.

(m)	No Defaults. Neither the Corporation nor any of the Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any licence issued to it, or under any contract or agreement to which it is a party which would, if terminated due to such default, individually or in the aggregate, have a Corporation Material Adverse Effect.

(n)	Employment Matters. The Corporation has made available to Parent for review a complete list of the Employees, together with their current wages, salaries or hourly rates of pay and the date upon which each such Employee was first hired by the Corporation or any of the Subsidiaries. Except as disclosed in the Corporation’s Disclosure Statement, no Employee is on long-term disability leave, or receiving benefits pursuant to the Workplace Safety and Insurance Act (Ontario) or similar workers’ compensation legislation in other jurisdictions.

(i)	Except as disclosed in the Corporation’s Disclosure Statement, neither the Corporation nor any Subsidiary is a party to any Employment Contract, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer or senior executive of the Corporation or any Subsidiary, nor are there any management agreements, retention bonuses or Employment Contracts providing for cash or other compensation or benefits upon the consummation of the transaction contemplated by this Agreement.

(ii)	Except as disclosed in the Corporation’s Disclosure Statement, neither the Corporation nor any Subsidiary (A) is a party to any Collective

Agreement, (B) is subject to any application for certification or threatened or apparent union-organizing campaigns involving Employees, or (C) has any current, pending or threatened strikes or lockouts, and during the last five years has not suffered any strike, lockout, work stoppage or other material labour dispute, (D) has engaged in any unfair labour practices nor is subject to any, outstanding or, to the knowledge of the Corporation, threatened unfair labour practices or complaints or applications of any kind and there have not been any such proceedings within the last five years, (E) is in violation of any material provision under any Collective Agreement, (F) has any grievances or pending arbitration cases outstanding, or has any serious labour relations problems that might materially affect the value of the Corporation or any Subsidiary or lead to an interruption of their respective operations at any location, and (G) has engaged in any plant closing or employee lay-off activities within the past five years that would violate or in any way subject the Corporation or any Subsidiary to the group termination or lay-off requirements of the applicable employment standards legislation.

(iii)	Except as disclosed in the Corporation’s Disclosure Statement, the Corporation and the Subsidiaries have operated in material compliance with all applicable laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations (“Employment Laws”) and there are no current, pending, or to the knowledge of the Corporation, threatened proceedings before any board or tribunal with respect to any Employment Laws which are material to the Corporation. There are no outstanding decisions, orders or settlements or pending settlements which place any material obligation upon the Corporation or any Subsidiary to do or refrain from doing any act.

(iv)	All current assessments under the Workplace Safety and Insurance Act (Ontario) in relation to the Corporation or any Subsidiary and all of their respective contractors and subcontractors have been paid or accrued and none of the Corporation or any of the Subsidiary has been or is subject to any special or penalty assessment under such legislation which has not been paid.

(v)	There are no outstanding inspection orders made under the Occupational Health and Safety Act (Ontario) against the Corporation or any Subsidiary. The Corporation and the Subsidiary are operating in compliance with all Occupational Health and Safety Laws, including but not limited to the Workplace Hazardous Materials Information System (WHMIS). There are no pending or threatened charges against the Corporation or any

Subsidiary under Occupational Health and Safety Laws. There have been no fatal or critical accidents since April 1998 which might lead to charges against the Corporation or any Subsidiary under Occupational Health and Safety Laws. There are no materials present in the assets owned or used by the Corporation and the Subsidiary, exposure to which may result in an industrial disease as defined in the Workplace Safety and Insurance Act (Ontario). The Corporation and the Subsidiaries have complied in all respects with any direction, order or sanction issued by any Governmental Entity under Occupational Health and Safety Laws, including any order requiring that any Release or any activity be reduced, modified or eliminated or requiring any form of payment or co-operation to be provided to any Governmental Entity except for any non-compliance which would not constitute a Corporation Material Adverse Effect. There are no appeals of any directions, orders or sanctions issued by any Governmental Entity under Occupational Health and Safety Laws against the Corporation or any of the Subsidiaries which are currently outstanding, which if decided adversely to the Corporation would constitute a Corporation Material Adverse Effect.

(o)	Financial Statements. The audited consolidated balance sheets and consolidated statements of income, retained earnings, and cash flows for the years ended December 31, 2000 and December 31, 2001, as contained in the Corporation’s 2000 and 2001 Annual Reports, and the audited consolidated balance sheets and consolidated statements of income, retained earnings and cash flows for the year ended December 31, 2002 (collectively, the “Financial Statements”), were prepared in accordance with Canadian generally accepted accounting principles consistently applied and fairly present, in all material respects, the consolidated financial condition of the Corporation at the respective dates indicated and the results of operations of the Corporation (on a consolidated basis) for the period covered.

(p)	Absence of Undisclosed Liabilities. Neither the Corporation nor any of the Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which continue to be outstanding, except as disclosed in the Financial Statements, or except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, none of which has a Corporation Material Adverse Effect.

(q)	Books and Records. The corporate records and minute books of the Corporation and the Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of the Corporation and the Subsidiaries: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of the Corporation and the Subsidiaries in all material respects; and (iii) accurately and fairly in all material respects reflect the basis for the Corporation’s consolidated financial statements.

(r)	Litigation, Etc. There is no claim, action, proceeding or investigation pending or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any Subsidiary or affecting any of their properties or assets or affecting any of the Corporation Properties before any court or Governmental Entity with respect to which the Corporation or any Subsidiary has not taken a reserve or which is uninsured and which would, if adversely determined, individually or in the aggregate, have a Corporation Material Adverse Effect. Neither the Corporation nor any Subsidiary nor their respective properties or assets nor any Corporation Property is subject to any outstanding judgement, order, writ, injunction or decree which has or would, individually or in the aggregate, have a Corporation Material Adverse Effect. There is no claim, action, proceeding or investigation pending or threatened against the Corporation or any Subsidiary before any Governmental Entity which, if determined adversely to the Corporation or any Subsidiary, would delay or prevent the consummation of the Offer, and the Corporation has no knowledge of any existing ground on which such claim, action, suit, proceeding or investigation might be commenced with any reasonable likelihood of success.

(s)	Environmental. The Corporation’s Disclosure Statement sets forth a complete list of the Environmental Approvals of the Corporation and its Subsidiaries.

(i)	All operations of the Corporation and its Subsidiaries have been, and are now, in material compliance with all Environmental Laws.

(ii)	All the Environmental Approvals required by the Corporation and its Subsidiaries to operate their respective businesses, are valid and in full force and effect, have been and are being complied with and there have been and are no proceedings commenced or threatened to revoke or amend any of the Environmental Approvals.

(iii)	No part of the Corporation Properties or any other of the assets of the Corporation or any of the Subsidiaries has ever been used by the Corporation or any of the Subsidiaries as a landfill or for the disposal of waste and to the knowledge of the Corporation, no part of the Corporation Properties or any other of the assets of the Corporation or any of the Subsidiaries has been used by any other Person as a landfill or for the disposal of waste.

(iv)	Except as disclosed in the Corporation’s Disclosure Statement, no asbestos or asbestos containing materials are used, stored or otherwise present in or on the Corporation Properties or any other assets of the Corporation or any of the Subsidiaries. No equipment, waste or other material containing polychlorinated biphenyls (PCBs) are used, stored or otherwise present in or on the Corporation Properties or any other assets of the Corporation or any of the Subsidiaries.

(v)	There has been no Release by the Corporation or any of the Subsidiaries of any Hazardous Substance which is now present in, on or under any of the Corporation Properties or any other assets of the Corporation or any of the Subsidiaries or any property currently or in the past under the charge, management or control of the Corporation or any of the Subsidiaries (including underlying soils and substrata, vegetation, surface water and groundwater) at levels which exceed decommissioning or remediation standards under any applicable Environmental Laws or standards published or administered by the Governmental Entities responsible for establishing or applying such standards.

(vi)	The Corporation has no knowledge of any Hazardous Substance in, on or under the Corporation Properties or any other assets of the Corporation or any of the Subsidiaries.

(vii)	Except as disclosed in the Corporation’s Disclosure Statement, there are no aboveground or underground storage tanks on the Corporation Properties and any storage tanks or any storage tanks formerly on the Corporation Properties have been removed and any affected soil, surface water or ground water has been remediated in compliance with all applicable laws.

(viii)	The Corporation has no knowledge of any Hazardous Substance originating from any neighbouring or adjoining properties which has migrated onto, into or under or is migrating towards any of the Corporation Properties or any other assets of the Corporation or any of the Subsidiaries.

(ix)	The Corporation has no knowledge of any Hazardous Substance originating from any of the Corporation Properties or any other assets of the Corporation or any of the Subsidiaries which has migrated onto, or is migrating towards any neighbouring and/or adjoining properties.

(x)	Except as disclosed in the Corporation’s Disclosure Statement, neither the Corporation nor any Subsidiary is aware of, or is subject to: (A) any proceeding, application, order or directive which relates to the Environment or human health or safety matters, and which may require any material work, repairs, construction or expenditures; or (B) any demand or notice, with respect to the material breach of any Environmental Laws applicable to the Corporation or any Subsidiary, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substance.

(t)	Insurance. Policies of insurance in force as of the date hereof naming the Corporation as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Corporation and the Subsidiaries for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is reasonable for the Corporation to seek rather than provide for self insurance.

(u)	Non-Arm’s Length Transactions. Except as disclosed in the Corporation’s Disclosure Statement, there are no current contracts, commitments, agreements, arrangements or other transactions between the Corporation or any of its Subsidiaries, and any (i) officer or director of the Corporation or any of its Subsidiaries, (ii) any holder of record or, to the Corporation’s knowledge, beneficial owner of five percent or more of the voting securities of the Corporation, or (iii) any affiliate or associate of any officer, director or beneficial owner.

(v)	Intellectual Property Rights. The Corporation’s Disclosure Statement sets forth a complete list and a brief description of all Intellectual Property which has been registered, or for which applications for registration have been filed, by or on behalf of the Corporation or any of its Subsidiaries in any jurisdiction.

(i)	The Technology that is material to the business of the Corporation and its Subsidiaries is owned solely and exclusively by or licensed under long-term agreements to them.

(ii)	All of the Intellectual Property is in full force and effect and has not been used or enforced or failed to be used or enforced in a manner that would result in its abandonment, cancellation or unenforceability. All of the registered Intellectual Property is valid.

(iii)	The Corporation’s Disclosure Statement sets forth a complete list and brief description of all contracts including licences relating to any of the Technology. All contracts and licences relating to any of the Technology are in full force and effect and no default exists on the part of the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation or any of its Subsidiaries, on the part of the other parties thereto. Neither the Corporation nor any of its Subsidiaries have taken any action that they are prohibited from taking, or failed to take any action that they are required to take, that would result in or provide any basis for a default by, or a reduction or dilution of the rights of the Corporation or any of its Subsidiaries pursuant to any of the contracts or licences entered into by the Corporation or any of its Subsidiaries in respect of any of the Technology, except as would not have a Corporation Material Adverse Effect.

(iv)	The Corporation and its Subsidiaries are using or holding any of the Technology of which they are not the sole beneficial and registered owner with the consent of or a licence from the owner of such Technology, all of which such consents or licences are in full force and effect and no default exists on the part of the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation or any of its Subsidiaries, on the part of any of the parties thereto.

(v)	There are no claims in progress or pending or threatened against the Corporation or any of its Subsidiaries relating to the Technology and to the Corporation’s knowledge, there is no valid basis for any such claim.

(vi)	The operations of the Corporation and its Subsidiaries and the use, possession, reproduction, distribution, sale, licensing, sublicensing or other dealings involving any of the Technology does not breach, violate, infringe or interfere with any rights of any other person.

(vii)	There are no claims by the Corporation or any of its Subsidiaries relating to breaches, violations, infringements or interferences with any of the Technology by any other person and neither the Corporation nor any of its Subsidiaries has knowledge of any facts upon which such a claim could be based.

(viii)	To the Corporation’s knowledge, no other Person is using any of the Technology so as to breach, violate, infringe or interfere with the rights of the Corporation or any of its Subsidiaries.

(ix)	The Corporation and its Subsidiaries have taken all necessary actions to preserve the confidentiality of their confidential Technology.

(x)	Except as disclosed in the Corporation’s Disclosure Statement, the Information Technology is: suitable for the purposes for which it is being used and is proposed to be used based on the plans and forecasts of the Corporation and its Subsidiaries including its forecasted growth; complete and no other computer hardware, software, system or other information technology is needed in order to carry on the business of the Corporation and its Subsidiaries; free from known material defects or deficiencies, does not require a material upgrade or replacement and none are planned; and does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used without authority to access, modify, delete or damage any of the Information Technology.

(xi)	Except as disclosed in the Corporation’s Disclosure Statement, the Technology is not subject to any outstanding order, decree/judgement, stipulation or settlement, or to any lien, charge, claim, encumbrance or attachment.

(w)	Tax Matters. Each of the Corporation and the Subsidiaries has duly and timely made, prepared and filed all Tax Returns required to be made, prepared or filed (respectively) by it, which Tax Returns were complete and correct in all material respects. Each of the Corporation and the Subsidiaries has duly and timely paid, collected, withheld and remitted all Taxes (including all instalments on account of Taxes) it is required to pay, collect, withhold or remit (respectively), whether or not assessed by the appropriate Governmental Entity. The Financial Statements fully and accurately quantify and disclose in all material respects all liabilities (including contingent liabilities) for Taxes of the Corporation and all of its Subsidiaries as of the date thereof, and neither the Corporation nor any Subsidiary has incurred any material liability (including any contingent liability) for Taxes since the date of the Financial Statements other than in the ordinary course of its business. Adequate provision has been made in the books and records of the Corporation and its Subsidiaries (which (except for books and records relating to the period from January 1, 2003 to the date hereof) have been made available to Bidder for its inspection) for all amounts of Taxes for which any of them are or may be liable that have not yet been paid and that relate to events, items or periods ending on or prior to the Effective Date.

None of the Corporation or any of its Subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which the Corporation or any of its Subsidiaries is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Corporation or any of its Subsidiaries is or may be liable; (iii) the Corporation or any of its Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which the Corporation or any of its Subsidiaries is or may be liable. Except as disclosed in the Corporation’s Disclosure Statement, there are no proceedings, investigations, audits or claims now pending or threatened against the Corporation or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes. The Corporation has made available for inspection to Bidder all Tax Returns and all Tax-related communications with Governmental Entities of the Corporation and its Subsidiaries, to the extent relating to events, items or periods in respect of which any Governmental Entity is entitled to assess or collect Tax on the Corporation and its Subsidiaries.

(x)	Corporation Plans. The Corporation’s Disclosure Statement sets forth a complete list of the Corporation Plans.

(i)	Current and complete copies of all written Corporation Plans or, where oral, written summaries of the material terms thereof, have been provided or made available to Parent together with current and complete copies of all documents relating to the Corporation Plans.

(ii)	Each Corporation Plan is, and has been, established, registered (where required), qualified, administered and invested, in compliance with (A) the terms of such Corporation Plan, (B) all Laws and (C) the Collective Agreements; and none of the Corporation or any of the Subsidiaries has received, in the last six years, any notice from any Person questioning or challenging such compliance (other than in respect of any claim related solely to that Person), and neither the Corporation nor any of the Subsidiaries has any knowledge of any such notice from any person or entity questioning or challenging such compliance beyond the last six years.

(iii)	All obligations to or under the Corporation Plans (whether pursuant to the terms thereof or any Laws) have been satisfied in all material respects, and there are no outstanding defaults or violations thereunder by the Corporation or any of the Subsidiaries or, to the knowledge of the Corporation or any of its Subsidiaries, any default or violation by any other party to any Corporation Plan.

(iv)	Except as disclosed in the Corporation’s Disclosure Statement, since December 31, 2002, there have been no improvements, increases or changes to, or promised improvements, increases or changes to, the benefits provided under any Corporation Plan. None of the Corporation Plans provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated herein.

(v)	All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Corporation Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable laws, and no Taxes, penalties or fees are owing or exigible under any Corporation Plan.

(vi)	There is no investigation by a Governmental Entity, or claim, action, proceeding or investigation (other than routine claims for payment of benefits) pending or threatened involving any Corporation Plan or their assets which would, individually or in the aggregate, have a Corporation Material Adverse Effect, and no facts exist which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (other than routine claims for benefits).

(vii)	No event has occurred respecting any registered Corporation Plan which would result in the revocation of the registration of such Corporation Plan (where applicable) or entitle any person or entity (without the consent of the Corporation or any of the Subsidiaries) to wind-up or terminate any Corporation Plan, in whole or in part, or which could otherwise reasonably be expected to materially adversely affect the Tax status of any such plan.

(viii)	There are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting any of the Corporation Plans, except as disclosed in the Corporation’s Disclosure Statement.

(ix)	No material changes have occurred in respect of any Corporation Plan since the date of the most recent financial, accounting, actuarial or other report, as applicable, issued in connection with any Corporation Plan and provided to Bidder, which could reasonably be expected to materially adversely affect the relevant report (including rendering it misleading in any material respect).

(x)	None of the Corporation or any of the Subsidiaries has received, or applied for, any payment of surplus out of any Corporation Plan or any payment in respect of the demutualization of the insurer of any Corporation Plan.

(xi)	(A) none of the Corporation or any of the Subsidiaries has taken any contribution or premium holidays under any Corporation Plan and, where so disclosed, the Corporation or the relevant Subsidiary was entitled under the terms of the Corporation Plan, applicable Collective Agreements and under all applicable laws to take such contribution or premium holidays; and (B) there have been no withdrawals or transfers of assets from any Corporation Plan and where so disclosed, such withdrawals or transfers of assets were in accordance with the terms of such Corporation Plan, applicable Collective Agreements and all applicable laws.

(xii)	None of the Corporation Plans is a Union Plan or a “multi-employer” pension plan or benefit plan as defined under applicable laws.

(xiii)	All employee data necessary to administer each Corporation Plan is in the possession of the Corporation or the Subsidiaries and is complete, correct and in a form which is sufficient for the proper administration of the Corporation Plan in accordance with its terms and all applicable laws.

(xiv)	None of the Corporation Plans, other than the Pension Plans, provide benefits beyond retirement or other termination of service to Employees or former Employees or to the beneficiaries or dependants of such Employees, or such benefits have been properly accrued on the Corporation’s Financial Statements in accordance with generally accepted accounting principles.

(xv)	None of the Corporation Plans require or permit a retroactive increase in premiums or payments, or require additional premiums or payments or termination of the Corporation Plan or any insurance contract relating thereto, and the level of insurance reserves, if any, under any insured Corporation Plan is reasonable and sufficient to provide for all incurred but unreported claims, except as would not have a Corporation Material Adverse Effect.

(xvi)	None of the Corporation or any of the Subsidiaries has any obligation to or in respect of any Union Plans other than to make monetary contributions to the Union Plans in the amounts and in the manner set forth in the Collective Agreements disclosed to Bidder under this Agreement.

(y)	Properties. The Corporation’s Disclosure Statement contains a complete list of each of the properties in which the Corporation or the Subsidiaries have a direct or indirect interest together with the municipal address and legal description and indicating whether the property is an office, industrial plant or mixed use property and indicating the percentage ownership interest of the Corporation or the Subsidiaries in such property (collectively, the “Corporation Properties”). Neither the Corporation nor any of the Subsidiaries is currently in receipt of nor has it given a notice under any buy-sell, right of first refusal, right of first opportunity or other provision which could lead to the transfer of an interest in a material Corporation Property. No notice has been received by the Corporation or any Subsidiary from any landlord under any such lease alleging default in the performance of the Corporation’s or a Subsidiary’s material obligations pursuant to any such lease or indicating an intention to terminate any such lease.

(i)	The Corporation has received no notice from any Governmental Entity of any expropriation proceedings relating to any of the Corporation Properties or any portion thereof, nor any written notice from any Governmental Entity of a proposal to expropriate or notice of a threatened or pending expropriation in respect of any of the Corporation Properties or any part thereof.

(z)	Certain Contracts. Except as set out in the Corporation’s Disclosure Statement, neither the Corporation nor any of the Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the type, manner or the geographic area in which all or any material portion of the business of the Corporation or any of its Subsidiaries may be conducted, (ii) limit the nature of the business which may be conducted by the Corporation or any Subsidiaries, (iii) limit any business practice of the Corporation or any Subsidiaries or (iv) restrict any acquisition of any business or property by the Corporation or any Subsidiaries.

(aa)	No Additional Liability as a Result of Completion of Offer. Except as disclosed in the Corporation’s Disclosure Statement, the completion of the Offer will not result in the Corporation and/or the Subsidiaries incurring any additional material liability or obligation of any nature (whether absolute, contingent or otherwise).

(bb)	Full Disclosure. The Corporation has made available to Bidder certain information, including financial, marketing, sales and operational information, on a historical basis, relating to the Corporation and the Subsidiaries. All such information which has been provided to Bidder is true and correct in all material respects and no material fact or facts have been omitted from that information which would make such information misleading at the time that it was made. Without limiting the generality of the foregoing, the Corporation has not failed to disclose to Bidder any fact or information which is material to the Corporation and its Subsidiaries.

(cc)	Competitively Sensitive Information. Other than disclosures made to third parties who have signed confidentiality agreements with the Corporation, the Corporation has not disclosed to any third party any information concerning the Corporation and/or the Subsidiaries which is competitively sensitive.

SCHEDULE E

JOINT AND SEVERAL REPRESENTATIONS AND WARRANTIES

OF BIDDER AND PARENT

(a)	Organization and Qualification. Each of Bidder and Parent is validly existing as a corporation under the laws of the Province of Ontario and the laws of England and Wales, respectively, and has full corporate power and authority to own its assets and conduct its business as currently owned and conducted.

(b)	Authority Relative to this Agreement and the Lock-up Agreement. Each of Bidder and Parent has the requisite corporate power and authority to enter into this Agreement and the Lock-up Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Lock-up Agreement by each of Bidder and Parent and the consummation by Bidder and Parent of the transactions contemplated by this Agreement and the Lock-up Agreement have been duly authorized by the board of directors of Parent and by either the board of directors or the sole shareholder of Bidder and no other corporate proceedings on the part of Bidder or Parent are necessary to authorize this Agreement or the Lock-up Agreement and the transactions contemplated hereby and therein, respectively (other than the approval of the Offer and Circular). Each of this Agreement and the Lock-up Agreement has been duly executed and delivered by each of Bidder and Parent. This Agreement constitutes a valid and binding obligation of each of Bidder and Parent. The execution and delivery by each of Bidder and Parent of this Agreement and the performance by it of its obligations hereunder will not result in a material violation or breach of any provision of:

(A)	its certificate or articles of incorporation or by-laws or those of any of its Subsidiaries,

(B)	any applicable law, regulation, order, judgment or decree (subject to obtaining the consents referred to paragraph (c) below), or

(C)	any agreement, arrangement or understanding by which it or any of its Subsidiaries is a party or by which any of them or their properties is bound.

(c)	Consents. Other than in connection with or in compliance with the provisions of the Competition Act (Canada), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the Legislation, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary for the consummation by either of Bidder or the Parent of its obligations under this Agreement (other than the approval by the board of directors of Bidder and the Parent of the Offer and the Circular) except for (i) any consents or approvals that may be required under any competition, merger control or similar law, rule, regulation or policy of any European country, or (ii) such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

(d)	Financing Arrangements. The Parent has made adequate arrangements to ensure that the required funds are available to effect payment in full for all of the Common Shares acquired pursuant to the Offer.

SCHEDULE F

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In the Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings:

“Acquisition Proposal” has the meaning ascribed thereto in Section 5.2.

“Alternative Transaction” has the meaning ascribed thereto in Section 4.7.

“Agreement” means this support agreement dated April 29, 2003 entered into by Parent, Bidder and the Corporation and all the Schedules thereto, as amended from time to time.

“affiliate” shall have the meaning attributed to it under the Securities Act (Ontario).

“Bidder” means 2023103 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario.

“business day” means any day other than a Saturday, Sunday or statutory or civic holiday or a day on which banks are not open for business in Toronto, Ontario or in London, England.

“Circular” means the take-over bid circular relating to the Offer, prepared in accordance with applicable Legislation.

“Collective Agreement” means any collective agreement and related documents including benefit agreements, schedules, letters of understanding, letters of intent and other written communications with bargaining agents or unions by which the Corporation or any of the Subsidiaries is bound or which impose any obligations upon the Corporation or any of the Subsidiaries or set out the understanding of the parties with respect to the meaning of any provisions of such collective agreements.

“Common Shares” means common shares in the capital of the Corporation.

“Compulsory Acquisition Rights” means the rights afforded to an offeror pursuant to section 188 of the OBCA.

“Confidentiality Agreement” has the meaning ascribed thereto in Section 4.4.

“Corporation” means Stackpole Limited, a corporation incorporated under the laws of the Province of Ontario.

“Corporation Documents” has the meaning ascribed thereto in paragraph (i) of Schedule D.

“Corporation Plans” means any Pension Plans or other written Employee compensation or benefit plans, agreements, policies, programs, arrangements or practices which are maintained by or binding upon the Corporation or any of its Subsidiaries.

“Corporation Properties” has the meaning ascribed thereto in paragraph (y) of Schedule D.

“Corporation’s Disclosure Statement” means the disclosure statement of the Corporation delivered to Parent and Bidder in confidence contemporaneously with the execution and delivery of this agreement.

“Corporation Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business operations (including results of operations), assets, capitalization, properties, condition (financial or otherwise), prospects or liabilities of the Corporation and its Subsidiaries taken as a whole.

“Current Premium” has the meaning ascribed thereto in Section 8.2.

“Depositary” means the depositary under the Offer.

“Directors’ Circular” means a directors’ circular (in English and in French), prepared in accordance with the Legislation, containing: (i) the unanimous recommendation of the board of directors of the Corporation that holders of Common Shares tender those shares to the Offer; (ii) the unanimous determination of the board of directors of the Corporation that the consideration to be received under the Offer is fair, from a financial point of view, to holders of Common Shares; and (iii) the Fairness Opinion.

“Employees” means those individuals employed or retained by the Corporation or any Subsidiary on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence.

“Employee Share Purchase Plan” means the Stackpole Limited Employee Share Ownership Plan as administered by Computershare Trust Company of Canada.

“Employment Contracts” means contracts, whether oral or written, relating to an Employee, including any communication or practice relating to an Employee which imposes any obligation on the Corporation or any Subsidiary.

“Employment Laws” has the meaning ascribed thereto in clause n(iii) of Schedule D.

“Environment” means the environment or natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil, subsurface strata, any sewer system and the environment in the workplace.

“Environmental Approvals” means all approvals, certificates, licenses, authorizations, consents, agreements, instructions, directions, registrations or approvals issued, granted or conferred or required by a Governmental Entity pursuant to any Environmental Laws and includes any sewer discharge agreements.

“Environmental Laws” means all applicable laws, relating to the Environment, product liability or employee or public health or safety and includes any laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, Release and disposal of Hazardous Substances.

“Expiry Time” means not earlier than 8:00 p.m. (Toronto time) on the 36th day after the date that the Offer is first commenced within the meaning of the Securities Act (Ontario), subject to the right of Bidder to extend the period during which Common Shares may be deposited under the Offer.

“Equivalent Insurance” has the meaning ascribed thereto in Section 8.2.

“Fairness Opinion” means the written opinion of the Corporation’s Financial Advisor to be delivered to the board of directors of the Corporation on or before the date of mailing by the Corporation of the Directors’ Circular to the effect that the consideration to be received under the Offer is fair, from a financial point of view, to the holders of Common Shares.

“Financial Advisor” means CIBC World Markets Inc.

“Financial Statements” has the meaning ascribed thereto in paragraph (o) of Schedule D.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substances” means any pollutants, contaminants, wastes of any nature, hazardous substances, hazardous materials, toxic substances, prohibited substances, dangerous substances or dangerous goods as defined, judicially interpreted or identified in any Environmental Laws including any asbestos, asbestos-containing materials, mould, microbial organisms or substances related thereto.

“Information Technology” means all computer hardware, software in source code and object code form (including documentation, interfaces and development tools), websites for the business, databases, telecommunications equipment and facilities and other information technology systems owned, used or held by the Corporation or any of its Subsidiaries for use in or relating to the business.

“Intellectual Property” means intellectual property rights, whether registered or not, owned, used or held by the Corporation or any of its Subsidiaries for use in or relating to the business, including:

(i)	inventions, pending patent applications (including divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents;

(ii)	trade-marks, trade-names, brands, trade dress, business names and other indicia of origin and all goodwill associated with the foregoing;

(iii)	copyrights, whether registered or not; and

(iv)	industrial designs and similar rights.

“Latest Mailing Time” has the meaning given it in subsection 1.1(b).

“Initial Expiry Date” means not earlier than 8:00 p.m. (Toronto time) on the day which is the 36th day (or, if such day is not a business day, the next following business day) following the date of mailing of the Circular.

“Legislation” means the OBCA, the securities legislation of each province and territory of Canada, as amended from time to time, and the rules, regulations and forms made or promulgated under that legislation.

“Lock-Up Agreement” means the lock-up agreement dated the date hereof entered into between Parent, Bidder and The Stackpole Corporation.

“Locked-Up Shareholder” means The Stackpole Corporation.

“Minimum Tender Condition” has the meaning ascribed thereto in Section 2.2.

“Notice” has the meaning ascribed thereto in Section 14.2.

“Occupational Health and Safety Laws” means all applicable laws relating in full or in part to the protection of Employees or worker health and safety.

“Offer” means the offer, prepared in accordance with applicable Legislation, to acquire all of the Common Shares, at the price described in Schedule A and having only the conditions set out in Schedule C.

“Options” means the options to acquire Common Shares granted by the Corporation.

“Pension Plans” means all benefits relating to retirement or retirement savings including pension plans, pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act) and “retirement compensation arrangements” (as defined in the Tax Act).

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 1.3.

“Proposed Agreement” has the meaning ascribed thereto in Section 6.1.

“Release” has the meaning prescribed in any Environmental Laws and includes, any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional;

“person” means an individual, corporation, incorporated or unincorporated association, syndicate or organization, partnership, trust, trustee, executor, administrator or other legal representative.

“Rights Plan” means a shareholder rights plan.

“Securities Commissions” means the securities regulatory authority in each of the provinces and territories of Canada.

“Shareholders” means holders of Common Shares.

“Shareholders List” means a list (and any supplemental list requested by Bidder) of the registered holders of the Common Shares and Options in printed and electronic form (as Bidder may reasonably request) and any list of, or information relating to, beneficial owners of Common Shares available to the Corporation.

“Subsequent Transaction” means an amalgamation, statutory arrangement or other transaction involving the Corporation and one or more of Bidder and an affiliate of Bidder for the purpose of enabling them to acquire all of the Common Shares not acquired by Bidder pursuant to the Offer.

“Subsidiaries” means, in respect of a person, each of the corporate entities, partnerships and other entities over which it exercises direction or control.

“Superior Proposal” has the meaning ascribed thereto in subsection 5.3(a).

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 , as amended.

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed in respect of Taxes.

“Technical Information” means all know-how and related technical knowledge owned, used or held by the Corporation or any of its Subsidiaries for use in or relating to the business, including:

(i)	trade secrets, confidential information and other proprietary know-how;

(ii)	public information and non-proprietary know-how;

(iii)	information of a scientific, technical, financial or business nature regardless of its form;

(iv)	uniform resource locators, domain names, telephone, telecopy and email addresses, and UPC consumer packaging codes; and

(v)	documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data.

“Technology” means all Intellectual Property, Technical Information and Information Technology.

“Transition Date” means the earlier of (i) the termination of this Agreement, and (ii) the appointment or election to the board of directors of the Corporation of persons designated by Bidder who represent a majority of the directors of the Corporation.

“Trust” means the Key Employee Share Trust constituted by Deed of Settlement dated March 30, 1993.

“Union Plans” means Corporation Plans which are or are required to be established and maintained pursuant to a Collective Agreement and which are not maintained or administered by the Corporation, any of the Subsidiaries or any of their affiliates.

1.2	Interpretation

(a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections, Subsections, Articles and Schedules refer to sections, subsections, articles and schedules of this Agreement unless otherwise stated. Unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

(b) Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(c) The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

(d) In this Agreement, unless otherwise stated, references to the “the knowledge of” means the actual knowledge, of the directors, executive officers and senior management of the Corporation, after reasonable inquiry.

(e) If the date on which any action is required to be taken hereunder by a party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.